SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2005

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 15, 2005

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS FURTHER EXTENSION OF MINERAL

RESERVES AND PLANS TO INCREASE PRODUCTION AT ALUMBRERA

Northern Orion Resources Inc. is pleased to announce that Mineral Reserves at Alumbrera have increased by more than 10%, and US$15.5 million (Northern Orion share - US$1.9 million) will be spent on an expansion of the concentrator at the mine.

The expansion, which is projected to increase mill throughput by 8% to 40 million tonnes per annum, is scheduled for commissioning in December 2006 and should result in an increase in production levels.

Alumbrera has recently confirmed 40 million tonnes of additional Mineral Reserves from its on-going ore delineation drilling program, undertaken both within the existing ore envelope and from extensions at depth, plus improvements in the ultimate pit slopes design. This equates to an additional 375 million pounds of contained copper (Northern Orion share – 46.9 million pounds) and 500,000 ounces of gold (Northern Orion share – 62,500 ounces) over the life of the mine, and is a further increase to the 80 million tonnes of Mineral Reserves Alumbrera announced in June 2004. The mine plan has been re-optimized based on a new geological model with this additional mineralization. Alumbrera plans to continue with in-pit resource definition in the second half of 2005 in hopes of adding further Mineral Reserves.

As a consequence of the announced increase, current Mineral Reserves and Resources are (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*

Proved	370 Mt @0.47%Cu & 0.52 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	390 Mt @0.47%Cu & 0.51 gpt Au

Mineral Resources*

Measured	390 Mt @0.47%Cu & 0.51 gpt Au
Indicated	28 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.47%Cu & 0.50 gpt Au

* The information in this press release which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970

Email: info@northernorion.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 15, 2005

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer